SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-14961

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F     [ ] Form 10-Q    [ ] Form N-SAR

       For Period Ended:  October 31, 1999

[ ]  Transition Report on Form 10-K                  [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F                  [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
       For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above. identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION Full name of registrant Luxtec Corporation ------------------- Former name if applicable: Address of principal executive office (Street and number): 326 Clark Street ----------------- City, state and zip code: Worcester, Massachusetts 01606 ------------------------------

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule l2b-25(b) the following should be completed. (Check box if appropriate.)
               (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b)    The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or
X                     Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c)    The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III

NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company requires additional time to prepare the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 to be filed by the Company. The unusual effort and expense relate to ongoing negotiations between the Registrant and the provider of its credit facility. The outcome of such negotiations may have an impact on the Registrant's disclosures in the Form 10-K as they relate to the credit facility.

PART IV

OTHER INFORMATION

       (1)    Name and telephone number of person to contact in regard to this notification

                  Samuel M. Stein                             (508)                         856-9454
----------------------------------------------------------------------------------------------------
                  (Name)                                      (Area Code)                 (Telephone Number)

       (2)    Have all other periodic  reports  required  under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the  Investment  Company Act of 1940 during the  preceding  12 months or for such  shorter period  that the  registrant  was  required  to file such  report(s)  been  filed?  If the  answer is no,  identify report(s).
                                                                                                     [X] Yes [ ] No

       (3)    Is it  anticipated  that any  significant  change in results  of  operations  from the  corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject  report or portion thereof?
                                                                                                     [ ] Yes [X] No

       If so: attach an explanation  of the  anticipated  change,  both  narratively  and  quantitatively,  and. if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Luxtec Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 31, 2000 By /s/Samuel M. Stein
------------------
Samuel M. Stein, Chief Financial Officer
Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

       1.     This form is  required  by Rule  12b-25 of the General  Rules and  Regulations  under the  Securities
Exchange Act of 1934.

       2.     One signed original and four conformed  copies of this form and amendments  thereto must be completed and filed with the Securities and Exchange  Commission,  Washington,  DC 20549.  in accordance with Rule 0-3 of the
General Rules and  Regulations  under the Act. The  information  contained in or filed with the form will be made a matter of the public record in the Commission files.

       3.     A  manually  signed  copy of the form and  amendments  thereto  shall be  filed  with  each  national securities exchange on which any class of securities of the registrant is registered.

       4.     Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate  information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

       5.     Electronic  Filers.  This form shall not be used by electronic  filers unable to timely file a report solely  due to  electronic  difficulties.  Filers  unable to submit a report  within  the time  period  'bed due to difficulties  in electronic  filing  should comply with either Rule 201 or Rule 202 of Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.